

De Secretaris-Generaal

Securities and Exchang
Division of Corporation
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 2054
U.S.A.





05009697

SUPPL

July 5th, 2005

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press release of June 23th, 2005.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours



Olivier Van Herstraeten
Secretary General
Dexia S.A.

dlw 7/14


DEXIA

PRESS RELEASE

Amsterdam/Brussels/Paris – 23rd June 2005 – 8 a.m.

Foundation members accept Duisenberg agreement

Most of the share leasing customers members of the foundations Leaseverlies (82% of respondents) and Eegalease (78% of respondents) have accepted the agreement proposed on 28 April 2005 after the mediation of W. Duisenberg.

As a result, the agreement with the foundations, the Consumentenbond and the Vereniging van Effectenbezitters (Dutch Association of Securities holders) is now final and the collective proceedings of the foundations Leaseverlies and Eegalease against Dexia Bank Nederland N.V. are terminated.

Dexia Bank Nederland is pleased with this outcome and will inform its clients during the coming months about the implementation of the agreement.

Contacts	Press	Investor Relations
Paris :	**+33 1 43 92 80 20**	**+33 1 43 92 82 54 / 83 93**
[illegible]	**+32 2 222 44 01**	**+32 2 213 57 46 / 57 49**